FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433
Supplementing the Prospectus dated November 14, 2012
Registration Statement No. 333-184475
Dated May 29, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free from the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it from: Attention: RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260, or from Haywood Securities Inc. & Haywood Securities (USA) Inc., Attention: Michelle Jankovich, Suite 700-200 Burrard Street, Vancouver, BC V6C 3L6; Phone: 604-697-7126; Fax: 604-697-7498; Email: mjankovich@haywood.com.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 5, 2012 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on written request without charge to the corporate office of Midway Gold Corp. at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112, U.S.A. Attn: Chief Financial Officer, telephone (720) 979-0900, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated December 5, 2012

New Issue	May 29, 2014

MIDWAY GOLD CORP.

US$25,000,430

30,121,000 Common Shares

Midway Gold Corp. (“Midway” or the “Company”) is hereby qualifying for distribution 30,121,000 common shares of the Company (the “Offered Shares”) at a price (the “Offering Price”) of US$0.83 per Offered Share (the “Offering”). See “Description of the Securities Distributed”. The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated May 29, 2014, between Midway, RBC Dominion Securities Inc. and Haywood Securities Inc. (together the “Co-Lead Underwriters”) and Canaccord Genuity Corp. and Carmark Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters”) as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement.

The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC (the “NYSE MKT”), in each case, under the symbol “MDW”. Midway has applied to the TSX and NYSE MKT for the listing of the Offered Shares. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE MKT, respectively. On May 29, 2014, the closing sale price of the Common Shares on the TSX and NYSE MKT was $0.99 and US$0.89 per Common Share, respectively. The Offering Price of the Offered Shares was determined by arm’s length negotiation between the Company and the Co-Lead Underwriters with reference to the prevailing market price of the Common Shares.

Investing in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement, beginning on page S-12, the “Risk Factors” section of the accompanying short form base shelf prospectus dated December 5, 2012 (the “Prospectus”) beginning on page 7, and the risk factors in the documents incorporated by reference therein and herein.

Price: US$0.83 Per Offered Share

	Price to Public		Underwriters’ Fee(1)		Net Proceeds to the Company(2)
Per Offered Share	US$	0.83	US$	0.0415	US$	0.07885
Total(3)	US$	25,000,430	US$	1,250,022	US$	23,750,409

(1)	We have agreed to pay to the Underwriters a fee of US$1,250,022, representing 5% of the aggregate gross proceeds of the Offering, or US$0.0415 per Offered Share sold, reduced to 2.5% or US$0.02075 per Offered Share sold to holders of our Series A Preferred Shares (the “Series A Preferred Shareholders”) that participate in this Offering in connection with the Series A Preferred Shareholders’ right to participate in this offering on a pro rata basis up their ownership interest in our Company (the “President’s List Investors”). See “Plan of Distribution” and “Rights of Series A Shareholders in this Offering”.
(2)	After deducting the Underwriters’ fee, but before deducting the expenses of the Offering, which are estimated at US$300,000.
(3)	We have granted to the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part, to purchase up to an additional 3,012,100 Offered Shares (the “Additional Shares”) at the Offering Price per Additional Share for a period of 30 days from and including the Closing Date (as defined herein) to cover over allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters’ fee and net proceeds to the Company will be US$27,500,473, US$1,375,024 and US$26,125,449, provided that any Underwriters’ fee payable in respect of Additional Shares issued to the President’s List Investors shall be reduced to 2.5% of the gross proceeds with respect to the issuance of Additional Shares to the President’s List Investors. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued upon exercise of the Over-Allotment Option. See “Plan of Distribution”. Unless the context otherwise requires, all references to the Offering and the Offered Shares in this Prospectus Supplement assume the exercise of the Over-Allotment Option in full. Any purchaser who acquires securities forming part of the over allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement, regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 3,012,100 Additional Shares	30 days from and including the Closing Date	US$0.83 per Additional Share

The Underwriters, as principals, conditionally offer the Offered Shares and any Additional Shares that may be issued on exercise of the Over-Allotment Option, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters.

The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more certificates representing the Offered Shares will be issued in registered or electronic form to CDS or nominees thereof and deposited with CDS on the date of closing of the Offering (the “Closing Date”), which is expected to occur on or about June 6, 2014, (and on the closing of the exercise of the Over-Allotment Option, if applicable), or such other date as may be agreed upon by the Company and the Underwriters, acting reasonably. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Prospective investors should be aware that the acquisition, holding and disposition of the Offered Shares may have tax consequences both in Canada and the United States, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. This Prospectus Supplement and the accompanying Prospectus may not describe fully all of the tax consequences that are relevant to you and you should consult your own tax advisors with respect to your own particular circumstances.

ii

The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein is presented in Canadian dollars. References in this Prospectus Supplement to “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following directors, signatories of the certificate to this Prospectus Supplement and persons that have provided a consent in relation to this Prospectus Supplement reside outside Canada and have appointed the following agent for service of process:

Name	Agent	Address for Service
Kenneth Brunk	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Brad Blacketor	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Martin M. Hale, Jr.	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Nathaniel Klein	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Rodney D. Knutson	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Dr. Roger A. Newell	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Dr. Frank S. Yu	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Deepak Malhotra	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Terre A. Lane	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Jennifer J. Brown	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Donald E. Hulse	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
William J. Crowl	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1
Donald J. Baker	Miller Thomson LLP	1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s registered office is located at Suite 1000, Robson Court, 840 Howe Street, Vancouver, British Columbia, Canada V6Z 2M1 and the Company’s principal executive and head office is located at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112, U.S.A.

iii

Prospectus Supplement

Description	Page No.
IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT	S-2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-2
FINANCIAL INFORMATION AND CURRENCY	S-4
THE COMPANY	S-5
RISK FACTORS	S-12
USE OF PROCEEDS	S-16
PLAN OF DISTRIBUTION	S-16
DESCRIPTION OF THE SECURITIES DISTRIBUTED	S-19
RIGHTS OF SERIES A PREFERRED SHAREHOLDERS IN THIS OFFERING	S-19
DIVIDEND POLICY	S-20
CONSOLIDATED CAPITALIZATION	S-20
PRIOR SALES	S-21
PRICE RANGE AND TRADING VOLUMES	S-22
LEGAL MATTERS	S-22
DOCUMENTS INCORPORATED BY REFERENCE	S-22
INTEREST OF EXPERTS	S-24
ELIGIBILITY FOR INVESTMENT	S-24
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	S-24
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

Prospectus
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
FINANCIAL INFORMATION AND CURRENCY	5
THE COMPANY	5
RECENT DEVELOPMENTS	6
RISK FACTORS	7
DOCUMENTS INCORPORATED BY REFERENCE	16
USE OF PROCEEDS	17
CONSOLIDATED CAPITALIZATION	17
DESCRIPTION OF SHARE CAPITAL	17
DESCRIPTION OF WARRANTS	18
DESCRIPTION OF UNITS	20
PRICE RANGE AND TRADING VOLUMES	20
PRIOR SALES	21
PLAN OF DISTRIBUTION	23
INTEREST OF EXPERTS	24
TRANSFER AGENT AND REGISTRAR	24
LEGAL MATTERS	24
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	24
CONSENT OF AUDITOR	C-1
CERTIFICATE OF THE COMPANY	C-2

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. Neither the Company nor the Underwriters have authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. The Company is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These statements include, but are not limited to, comments regarding:

•	the establishment and estimates of mineral reserves and resources;

•	the grade of mineral reserves and resources;

•	anticipated expenditures and costs in our operations;

•	planned exploration activities and the anticipated outcome of such exploration activities;

•	planned construction activities on our Pan Project (as defined herein);

•	plans and anticipated timing for obtaining permits and licenses for our properties;

•	anticipated closure costs;

•	expected future financing and its anticipated outcome;

•	anticipated liquidity to meet expected operating costs and capital requirements;

•	estimates of environmental liabilities;

•	our ability to obtain financing to fund our estimated expenditure and capital requirements, including achieving Financial Close (as defined herein), and satisfying other required conditions precedent to draw on the Loan Facility (as defined herein);

•	factors expected to impact our results of operations; and

•	the expected impact of the adoption of new accounting standards.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of operating history, which leaves investors with no basis to evaluate our ability to operate profitably;

•	risks related to our history of losses and our requirement for additional financing to fund exploration and, if warranted, development of our properties;

•	risks related to the impact of increased costs on our financial condition;

•	risks related to the high degree of risk and the possibility of uninsured losses due to the nature of mineral exploration and production activities;

•	risks related to our lack of historical production from our mineral properties;

•	uncertainty and risks related to delays in construction on our Pan Project;

•	uncertainty and risks related to our mineral resource estimates being based on assumptions and interpretations and our properties yielding less mineral production under actual conditions than currently estimated;

•	uncertainty and risks related to any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital;

•	risks related to differences in U.S. and Canadian practices for reporting reserves and resources;

•	uncertainty and risks related to our exploration activities on our properties not being commercially successful;

•	uncertainty and risks related to encountering archaeological issues and claims in relation to our properties;

•	risks related to our Tonopah property being in close proximity to a municipal water supply, which may delay our ability to conduct further exploration or development activities;

•	uncertainty and risks related to fluctuations in gold, silver and other metal prices;

•	risks related to our lack of insurance for certain high-risk activities;

•	uncertainty and risks related to our ability to acquire necessary permits and licenses to place our properties into production;

•	risks related to government regulations that could affect our operations and costs;

•	risks related to environmental regulations that may increase our costs of doing business or restrict our operations;

•	uncertainty and risks related to proposed legislation that may significantly affect the mining industry;

•	uncertainty and risks related to the proposed expansion of the Duckwater Shoshone Tribe’s Reservation could impact our Gold Rock site and permitting;

•	uncertainty and risks related to pending legislation governing issues involving climate change;

•	uncertainty and risks related to the timing of the review, approval and recommendation of our annual budgets and work plans by our Budget/Work Plan Committee to our board of directors;

•	uncertainty and risks related to evolving corporate governance standards and public disclosure regulations that increase compliance costs and the risk of non-compliance;

•	risks related to land reclamation requirements on our properties;

•	risks related to competition in the mining industry and the need for additional capital;

•	uncertainty and risks related to the effect of a shortage of equipment and supplies on our ability to operate our business;

•	risks related to our possible entry into joint venture and option agreements on our properties;

•	risks related to our directors and officers having conflicts of interest;

•	risks related to the enforcement of judgments or an investor’s ability to bring actions outside the United States against us and certain of our directors;

•	uncertainty and risks related to currency fluctuations;

•	uncertainty and risks related to title to our properties and our properties being subject to litigation or other claims;

•	uncertainty and risks related to the substantial corporate governance rights of the Series A Preferred Shareholders;

•	risks related to unsolicited acquisition proposals that may distract our management’s attention and resources from our business operations;

•	risks related to our securities;

•	risks related to our status as a passive foreign investment company which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors;

•	risks related to the Loan Facility (as defined herein);

•	risks related to the listing criteria of the TSX and NYSE MKT; and

•	risks related to this Offering, including the risk that an investor may lose all of his or her investment.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section entitled “Risk Factors” in this Prospectus Supplement, the section entitled “Risk Factors” in the accompanying Prospectus and the section entitled “Risk Factors” in our annual report on Form 10-K for the year-ended December 31, 2013 (which we refer to as the “Form 10-K”) as filed on SEDAR on March 13, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial information of the Company contained in the documents incorporated by reference in this Prospectus Supplement and in the Prospectus is presented in accordance with generally accepted accounting principles (“GAAP”) in the United States. Our financial information contained in the documents incorporated by reference is presented in Canadian dollars, unless otherwise indicated.

References in this Prospectus Supplement to “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”. On May 29, 2014, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$0.9228 = $1.00.

THE COMPANY

We are a development stage company engaged in the acquisition, exploration and development of gold and silver mineral properties in North America. Our mineral properties are located in Nevada and Washington. Our Pan gold project (which we refer to as the “Pan Project”) is in the development stage and currently under construction, which is expected to allow us to transition from a development stage company to a gold production company. The Gold Rock Tonopah and Golden Eagle gold properties are exploratory stage projects and have identified gold mineralization. The Spring Valley property has become subject to a joint venture agreement with Barrick Gold Exploration Inc.

We have completed our technical, engineering, permitting and economic studies on our Pan gold project. Construction officially began on January 15, 2014.

We do not currently produce gold and do not currently generate operating earnings. Through 2013, funding to explore and develop our gold properties and to operate the company has been through equity and debt financings. We expect to continue to raise capital through additional equity and/or debt financings and through the exercise of stock options until we are able to generate earnings through operations.

Our registered office in Canada is located at 1000 – 840 Howe Street, Vancouver, British Colombia V6Z 2M1. Our principal executive and head office in the United States is located at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112, U.S.A. and our telephone number is (720) 979-0900.

Recent Developments

CBA Loan Facility

On May 22, 2014, we entered into a letter of commitment (which we refer to as “Commitment Letter”) with Commonwealth Bank of Australia (“CBA”) whereby CBA will serve as the sole administrative agent, the sole mandated lead arranger and the collateral agent in connection with an aggregate US$55 million senior secured credit facility consisting of, (i) a US$45 million project finance facility (which we refer to as “Project Finance Facility”) and (ii) a US$10 million cost overrun facility (which we refer to as “Overrun Facility” and which together with the Project Finance Facility is collectively referred to herein as, the “Loan Facility”). The Loan Facility is for the development of our 100%-owned Pan Project. Advances under the Project Finance Facility will bear interest at LIBOR plus 3.5% to 3.75%, and advances under the Overrun Facility will bear interest at the Project Finance Facility rate plus 2%.

The Loan Facility will initially be secured by substantially all of our assets until the Pan Project reaches economic completion and certain other conditions are met and, thereafter, secured by the assets of MDW Pan LLP, which consists solely of the Pan Project, and guarantees from us and certain of our subsidiaries. The closing of the transactions required to establish the Loan Facility (which we refer to as “Financial Close”) is subject to completion of loan and security documentation, funding our remaining financial contribution to the Pan Project and customary conditions precedent to the Financial Close. The Financial Close is expected to occur by the end of June 2014.

Conditions precedent to draw on the Project Finance Facility, include, but are not limited to, funding any expected cost overruns on the Pan Project and the establishment of an un-margined hedging program through CBA, which provides downside protection for the Company’s debt. This program will cover a period of less than two years commencing approximately six months after the planned start of production and is expected to comprise an estimated 11% of the Pan Project’s anticipated life-of-mine production based on the current reserve base, and a spot gold price of approximately $1,300/oz.

There can be no assurances that, (i) the conditions precedent to Financial Close will be met or (ii) we will enter into any definitive agreements with respect to the Loan Facility. Assuming Financial Close occurs, our ability to draw on the Loan Facility is contingent upon additional conditions precedent, including, but not limited to, funding any expected cost overruns on the Pan Project and execution of the required hedge contracts.

Our ability to receive distributions from the Pan Project for corporate general and administrative expenses, and other non-Pan expenditures is contingent upon satisfying certain conditions precedent and achieving various economic completion tests relating to, but not limited to, mine production, recoveries, sales, costs and sustainability over a three-month period. Economic completion must be achieved by September 30, 2015. There can be no assurance that we will ever achieve economic completion.

The foregoing description of the Loan Facility is qualified in its entirety by any definitive agreement that we may enter into by and between our Company and CBA, if any. There can be no assurance that we will enter into any definitive agreements with respect to the Loan Facility, that Financial Close will occur, or that if Financial Close occurs that we will be able to draw on the Loan Facility. See “Risk Factors – Risks Related to the Loan Facility” below.

Selection of Ledcor as Mining Contractor for Pan Project

On May 19, 2014, we selected Ledcor CMI, Inc. (which we refer to as “Ledcor”) as the mining contractor at the Pan Project. Ledcor agreed, among other things, that during the early years of operation, Ledcor will provide all mining-related services, including manpower and equipment for the Pan Project. The term of the agreement between our Company and Ledcor extends for five years. Ledcor will be responsible for drilling, blasting, loading and hauling ore to the leach pad for processing by our Company.

Series A Preferred Shareholder Consent and Participation Right

On May 14, 2014, we obtained the consent of the Series A Preferred Shareholders with respect to the issuance of Common Shares in connection with this Offering. Pursuant to the rights granted to the Series A Preferred Shareholders, we agreed to seek the consent of the Preferred Governance Majority of the Series A Preferred Shareholders in the event we offer Common Shares at a price less than US$1.85 per Common Share. As consideration for obtaining the consent of the Series A Preferred Shareholders and to compensate the Series A Preferred Shareholders for the dilution that they will suffer as a result of this Offering, we agreed to issue 3,434,474 Common Shares to the Series A Preferred Shareholders (the “Fee Shares”) in an aggregate amount equal to US$2,850,613 (the “Consent Fee”), at a deemed price equal to the Offering Price (in the event that the Over-Allotment Option is exercised in its entirety, we will issue 3,816,143 Fee Shares in an aggregate amount equal to US$3,167,398). The Consent Fee was negotiated at arm’s length by the members of a special committee of our independent directors (the “Special Committee”). The Fee Shares shall be issued on closing of this Offering pro rata to the Series A Preferred Shareholders based on their percentage holdings of Series A Preferred Shares. See “Rights of Series A Preferred Shareholders in this Offering” below for additional information. The Special Committee, after considering the advice of its financial and legal advisors, unanimously recommended to the Company’s board of directors the payment of the Consent Fee and the issuance of the Fee Shares. Messrs. Martin Hale and Nathaniel Klein were not members of the Special Committee.

In addition to the Consent Fee, we granted the Series A Preferred Shareholders customary participation rights to participate in this Offering on a pro rata basis based on their fully-diluted ownership percentage in Midway. As of the date of this Prospectus Supplement, we had 134,102,646 Common Shares and 37,837,838 Series A Preferred Shares issued and outstanding. The Series A Preferred Shareholders collectively held 37,837,838 Series A Preferred Shares (convertible into 37,837,838 Common Shares) and 5,033,848 Common Shares or 24.93% of our Common Shares on an as-converted basis. Accordingly, the Series A Preferred Shareholders are entitled to purchase up to 7,510,378 Offered Shares under these participation rights (and up to 8,261,416 Offered Shares if the Over-Allotment Option is exercised in its entirety). The Series A Preferred Shareholders who acquire Offered Shares pursuant to this participation right under the Offering are referred to herein as President’s List Investors. The Underwriters’ fee payable in respect of Offered Shares issued to President’s List Investors shall be reduced to 2.5% of the gross proceeds from such shares. See “Rights of Series A Preferred Shareholders in this Offering” below for additional information.

Pan Project

The Pan Project is a sediment-hosted gold deposit located along the prolific Battle Mountain/Eureka gold trend. Gold mineralization occurs in shallow oxide deposits, along a two-mile strike length of a faulted anticline. We have targeted this project for development of an open pit, heap leach mining operation. The NEPA portion of the permitting is complete and initial mine construction is underway. Production is planned for late 2014 depending on obtaining adequate financing.

Property Description and Ownership

The Pan Project is located at the northern end of the Pancake mountain range in western White Pine County, Nevada, approximately 22 miles southeast of Eureka, Nevada, and 50 miles west of Ely, Nevada. Access is via a dirt road running south from US Highway 50. Eureka has a population of about 2,000. Water is readily available from wells on the property. Construction is underway to extend power lines to the property.

We have controlled the property since April 2007 through direct ownership of unpatented lode mining claims administered by the Bureau of Land Management (which we refer to as the “BLM”) and through mining leases. Our land position encompasses a gross area of approximately 9,794.5 acres containing federal lode mining claims.

We acquired our interest in a January 7, 2003 mineral lease agreement with Nevada Royalty Corp., Inc (which we refer to as “NRC”) as a result of its acquisition of Pan-Nevada Gold Corporation on April 13, 2007. On or before January 5th of each year we must pay an advance minimum royalty of the greater of US$60,000 or the US dollar equivalent of 174 ounces of gold valued by the average of the London afternoon fixing price for the third calendar quarter preceding January 1 of the year in which the payment is due. On January 1, 2013 we paid $283,194 in royalties. On January 2, 2014 we paid $245,768 in royalties. The minimum advance royalties will be creditable against a sliding scale production royalty of between 2.5% and 4%. We must incur a minimum of US$65,000 a year of work expenditures, including claim maintenance fees, during the term of the mining lease.

We have staked additional claims adjacent to the Pan Project, some of which fall within the one mile area of interest of the NRC mining lease and will be subject to the production royalty to NRC. We have staked additional claims around the Pan Project, increasing the total land holdings to over 16 square miles. Our land position containing federal lode mining claims, placer mining claims and patented fee properties encompasses a gross area of approximately 10,372.6 acres.

Geology

The Pan Project is a sediment-hosted gold deposit on the prolific Battle Mountain-Eureka gold trend in Nevada. It is an oxide deposit exposed on the surface. Host rocks are Devonian-Mississippian marine siltstone and limestone of the Pilot Formation and the Devils Gate Formation. Breccias developed along the Pan fault are the primary host of gold mineralization. Argillic alteration and silicification are the dominant alteration types associated with gold. At North Pan, gold mineralization is primarily hosted by silicified breccia in the Pilot Formation. At South Pan, gold occurs primarily in argillic altered breccia in the Devils Gate Formation. Gold occurs as stratabound mineralization outside of the breccias particularly in the Wendy zone adjacent to South Pan.

Concept and Status of Exploration

A trial blast provided material for large column tests to evaluate the potential for Run of Mine leaching at South Pan. Test result showed that ROM is a viable option at South Pan. Our engineers have been optimizing mine plans and re-evaluating operating and capital costs for the project. The NEPA permitting process was completed with a Record of Decision for the Final Environmental Impact Statement issued on Dec 20, 2013. We also received confirmation from the U.S. Army Corps of Engineers that no surface waters are present at the project that would fall under the jurisdiction of Sections 401 and 404 of the Federal Clean Water Act. We received our Water Pollution Control Permit and our Air Quality Operating Permit to Construct. Construction began with a ground breaking in January 2014. A construction management contract has been awarded to Jacobs Engineering.

Mineral Resources

In October 2011, we reported an updated resource estimate for the Pan Project based on results from 2011 drilling received up to the date of the resource estimate. The updated measured and indicated mineral resource estimate exceeds one million ounces of gold. The 1.13 million ounces of gold are contained in 37 million tonnes of 0.49 grams per tonne (gpt) gold in the measured category and 43 million tonnes of 0.40 gpt gold in the indicated category using a 0.14 gpt gold cutoff grade. The updated resource was prepared by Gustavson Associates LLC. The mineral resources are summarized below. For further information please see the report entitled “NI 43-101 Updated Mineral Resource Estimate for the Pan Gold Project, White Pine County, Nevada, dated November 1, 2011,” which is available under the Company’s profile at www.sedar.com. The report was prepared to the standards of National Instrument 43-101 and was filed on SEDAR on November 2, 2011.

Updated Resource Estimate, Pan Project, Nevada

Measured Resource
Cutoff (gpt)	Tonnes	Grade (gpt)	Gold ounces
0.27	27,352,000	0.59	520,000
0.21	30,857,000	0.55	547,000
0.14	36,920,000	0.49	579,000
0.07	50,924,000	0.38	622,000

Indicated Resource
Cutoff (gpt)	Tonnes	Grade (gpt)	Gold ounces
0.27	27,126,000	0.52	453,000
0.21	32,652,000	0.47	495,000
0.14	43,118,000	0.40	551,000
0.07	73,925,000	0.27	645,000

Measured Plus Indicated Resource
Cutoff (gpt)	Tonnes	Grade (gpt)	Gold ounces
0.27	54,478,000	0.56	974,000
0.21	63,509,000	0.51	1,042,000
0.14	80,037,000	0.44	1,130,000
0.07	124,849,000	0.32	1,268,000

Inferred Resource
Cutoff (gpt)	Tonnes	Grade (gpt)	Gold ounces
0.27	1,771,000	0.58	33,000
0.21	2,229,000	0.51	37,000
0.14	3,928,000	0.36	45,000
0.07	9,693,000	0.20	63,000

Note: The tonnage and total ounces of gold were determined from the statistical block model. Average grades were calculated from the tonnage and total ounces and then rounded to the significant digits shown. Calculations based on this table may differ due to the effect of rounding.

On November 15, 2011, we announced completion of a feasibility study showing robust economics for the Pan Project. Mineral reserves were based upon a design pit using Lerchs Grossmann generated pit surfaces that maximize revenue based on a US$1,200 per ounce three-year trailing average price of gold. Cutoff grades of 0.21 gpt in the South pit and 0.27 gpt in the North & Central pits produced the project’s highest NPV. For further information, please see the report entitled “NI 43-101 Technical Report Feasibility Study for the Pan Gold Project, White Pine County, Nevada, dated November 15, 2011,” which is available under our profile at

www.sedar.com. The feasibility study was prepared to the standards of National Instrument 43-101 and was filed on SEDAR on December 21, 2011. An updated report entitled “Updated NI 43-101 Technical Report, Feasibility Study for the Pan Project, White Pine County, Nevada” dated November 29, 2012 was filed to clarify responsibilities of the qualified persons. This updated report made no changes in the feasibility study numbers.

Table 2: Total Pan Mineral Reserves, November 2011

Pit Area	Cutoff Grade (grams/tonne)	Metric Tonnes (x 1000)	Gold Grade (grams/tonne)	Ounces Gold (x 1000)
Proven
North & Central	0.27	13,085	0.60	251
South	0.21	12,160	0.61	236
All Pits		25,245	0.60	487

Probable
North & Central	0.27	10,994	0.50	178
South	0.21	12,073	0.51	199
All Pits		23,067	0.51	377

Proven plus Probable
North & Central	0.27	24,078	0.55	429
South	0.21	24,233	0.56	435
All Pits		48,311	0.56	864

Note: The tonnage and total ounces of gold were determined from the statistical block model. Average grades were calculated from the tonnage and total ounces and then rounded to the significant digits shown. Calculations based on this table may differ due to the effect of rounding.

Mining and Production

The Pan gold deposit contains near-surface mineralization that can be extracted using open pit mining methods. Results from mineral extraction tests indicate that the ore can be processed by conventional heap leaching methods. Ore from the South Pan pit will be processed ROM, while ore from the North Pan pit will be crushed before being placed on the leach pad. Pregnant solutions will be treated in an adsorption/desorption recovery (ADR) plant.

Operating Costs from Feasibility Study

Description	US$ Per ton of ore	US$ Per oz of gold
Mining	2.78	227.97
Processing	2.58	211.82
G&A	0.37	30.49
Production Taxes	0.52	42.99
Contingency – 10%	0.29	23.51

Total Operating Cost	$6.54	$536.78

Initial Capital Costs from Feasibility Study (in millions)

Description	US$
Construction and owner’s capital	$84.2
Contingency (5%)	6.8
Working capital and inventory	8.2

Total	$99.2

The feasibility study was prepared to the standards of NI 43-101. The open pit mineral reserves and resources were completed by Gustavson, with Terre Lane and Donald E. Hulse acting as the qualified persons. An updated report, entitled “Updated NI 43-101 Technical Report, Feasibility Study for the Pan Project, White Pine County, Nevada” dated November 29, 2012 was filed to clarify responsibilities of the qualified persons. This updated report made no changes in the feasibility study numbers.

Gold Rock Project

Gold Rock is a sediment-hosted gold deposit located along the prolific Battle Mountain/Eureka gold trend 8 miles from the Pan Project. The property includes the Easy Junior Mine, which reportedly produced approximately 2.9 million tons at a grade of 0.026 opt for 74,945 ounces of gold by 1994. Additional drilling was completed in 2013 to expand the resource. Surface work was completed to identify additional exploration targets on the property.

Location and Means of Access

The Gold Rock property is situated in the eastern Pancake Range in western White Pine County, Nevada. The property is 8 miles southeast of the Company’s Pan Project. Access is via the Green Springs road from US Highway 50 approximately 65 miles from Ely, Nevada. Water for exploration purposes is available from wells in the region under temporary grant of water rights. It is anticipated that power will be available from the line being extended to serve the nearby Pan gold Project.

Geology

Gold Rock is a sediment-hosted gold system in highly prospective host rocks within a 20 square mile land position along the Battle Mountain-Eureka gold trend. Gold was mined at the Easy Junior pit from siltstone and limestone of the Joanna and Chainman Formations. Additional gold anomalies occur in the Pilot and Devils Gate Formations, the same host rocks as found at the nearby Pan Project. These potential host rocks are exposed along 6 miles of strike length and may have been repeated by east verging thrust faulting. Exposures in the Easy Junior pit show mineralization associated with the crest of a tight anticline cut by a high angle reverse fault. Gold is associated with silicification and argillic alteration of the host rocks along the structure. Historic drill data and geologic mapping suggests additional folds and thrust faulting around and along strike of the pit.

Exploration

The Easy Junior Mine, in the center of the Gold Rock property, reportedly produced 2.9 million tons of 0.026 opt gold (74,945 ounces gold contained) during operations by Alta Gold and the Alta Bay joint venture (Alta Gold-Echo Bay). The mine was shut down in 1994. A historic database of 794 holes containing 269,446 feet of drilling was acquired in 2008. Analysis of this drill data by us outlined a gold zone in the walls of the pit and along a strike extending south into the Decker Flat area. The gold zone is defined by 300 holes and extends for 9,200 feet along the strike of the Easy Junior anticline. This zone appears to be oxide, above the water table, and open in all directions.

Our exploration work has included drilling, data compilation and surface exploration. Data compilation has included historic drill hole data, rock and soil geochemical data, geologic mapping, and geophysical surveys generated by previous exploration companies. We have generated new geology and alteration mapping and additional rock and soil sampling. A gravity survey was conducted over the property position.

In 2008, we drilled 3,525 feet in 11 reverse circulation holes on the Anchor target at the south end of the property. The target was gold bearing Pilot shale. Five holes found strongly anomalous gold in the Pilot formation, a regionally favorable host rock. Several targets were not tested due to large voids in the rock above the targets. The drill rig in use at that time was not equipped to get past these areas. Follow up drilling is planned when appropriate equipment is available.

In 2011, we drilled 26,125 feet in 25 reverse circulation holes and 5,180 feet in 6 core holes to confirm the historic data, verify locations and grades, and test expansion potential. Initial results were positive; verifying the grade, width, and location of historic results in those areas drilled to date. A technical report was completed by Gustavson Associates, LLC to review geological and historical drill data prior to the 2011 drilling program. Historic drill results include 673 drill holes within and surrounding the Easy Junior open pit mine. Gustavson’s initial evaluation confirmed that Gold Rock contains a gold system that warrants additional exploration and evaluation. The lithology, alteration, and mineralization are similar to other sediment hosted Carlin-type systems such as Alligator Ridge, Bald Mountain, Rain, and our Pan Project, 8 miles to the northwest.

In 2012, we completed 38,950 feet of reverse circulation drilling and 5,361 feet of core drilling. Drill results include intercepts of 30 feet of 0.095 opt gold in GR12-02c including 10 feet of 0.266 opt gold. Drilling also intercepted 348 feet of 0.036 opt gold in GR12-17. Full results are reported in a press release dated January 7, 2013. An independent engineer, Gustavson Associates, LLC of Lakewood, Colorado (“Gustavson”) reviewed all drilling results to provide a resource update. The resource included an Indicated mineral resource of 310,000 ounces of gold and an Inferred mineral resource of 331,000 ounces. The Indicated mineral resource is contained in 12,968,000 tonnes at a grade of 0.74 grams per tonne (“gpt”) gold. The Inferred mineral resource is contained in 17,894,000 tonnes at a grade of 0.58 gpt gold. The resource includes results from 466 verified historic drill holes and 31 verification holes we drilled in 2011. The resource extends for 8,200 feet north and south from the historic Easy Junior open pit gold mine. See the report entitled “NI 43-101 Technical Report on Resources, Gold Rock Project, White Pine County, Nevada” dated April 10, 2012. An updated report “Updated NI 43-101 Technical Report on Resources Gold Rock Project, White Pine County, Nevada” dated November 29, 2012 was filed to clarify responsibilities of the Qualified Persons and to clarify language regarding capping, density, and cut-off values. This updated report made no changes to the resource estimate.

In 2014, a report entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for Gold Rock Project” dated May 27, 2014 was completed by Global Resource Engineering (“GRE”). The new resource estimate included a Measured mineral resource of 44,000 ounces, an Indicated mineral resource of 469,000 ounces of gold and an Inferred mineral resource of 536,000 ounces. The Indicated mineral resource is contained in 18,485,000 tonnes at a grade of 0.79 gpt gold, the Inferred mineral resource is contained in 24,303,000 tonnes at a grade of 0.69 gpt gold and the Measured mineral resource is contained in 1,730,000 tonnes at a grade of 0.79 gpt gold.

Gold Rock Project Measured, Indicated and Inferred Mineral Resource

Resource Estimate, Gold Rock Project, Nevada

	Measured Resource			Indicated Resource			Inferred Resource
Cutoff (gpt)	Tonnes	Grade (gpt)	Gold ounces	Tonnes	Grade (gpt)	Gold ounces	Tonnes	Grade (gpt)	Gold ounces
0.27	1,730,000	0.79	44,000	18,485,000	0.79	469,000	24,303,000	0.69	536,000

2013 Exploration Program

A mine permit was submitted to the BLM and has been declared complete. Initial scoping public meetings have been completed and a Draft Environmental Impact Statement is currently underway. Exploration permit approval has been received for an expanded drill plan that will allow both in-fill and step-out drilling.

As at December 31, 2013, we have incurred total costs of $8,896,401 relating to the exploration of the Gold Rock project. We have budgeted approximately US$1.7 million for 2014, principally for permitting related activities and land holding costs.

The Gold Rock project is without known reserves, as defined under SEC Industry Guide 7, and the proposed program for the property is exploratory in nature.

Further Information

Prospective purchasers of Offered Shares should read the description of our business under the section entitled “The Company” in the accompanying Prospectus and under the sections entitled “Item 1. Description of Business” and “Item 2. Description of Properties” in the Form 10-K, incorporated herein by reference, see “Documents Incorporated by Reference” below.

RISK FACTORS

An investment in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company’s business. In addition to the summary of risk factors contained in the accompanying Prospectus and the Offering-specific risk factors set out below and the other information contained in this Prospectus Supplement, and in the documents incorporated by reference herein, prospective purchasers of Offered Shares should read the discussion of certain risks affecting the Company in connection with its business that is provided under the heading “Risk Factors” in the accompanying Prospectus as well as in the documents incorporated by reference therein and herein.

Summary of risk factors contained in the accompanying Prospectus

The following is a short description of the risks and uncertainties which are more fully described under the section entitled “Risk Factors” in the Form 10-K for the year ended December 31, 2013 as filed on SEDAR on March 13, 2014 and incorporated by reference in this Prospectus Supplement (see the section entitled “Documents Incorporated by Reference” in this Prospectus Supplement) and under the section entitled “Risk Factors” in the accompanying Prospectus:

•	We have no operating or production history, investors have no basis to evaluate our ability to operate profitably;

•	We have a history of losses and will require additional financing to fund exploration and, if warranted, development;

•	Increased costs could affect our financial condition;

•	The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses;

•	We have no history of producing metals from our mineral properties;

•	There may be delays in construction on our Pan Project;

•	The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated;

•	Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital;

•	There are differences in U.S. and Canadian practices for reporting reserves and resources;

•	Our exploration activities on our properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration;

•	We may encounter archaeological issues and claims relating to all our properties, which may delay our ability to conduct further exploration or developmental activities or could affect our ability to place the property into commercial production, if warranted;

•	Our Tonopah property is in close proximity to a municipal water supply, which may delay our ability to conduct further exploration or developmental activities or could affect our ability to place the property into commercial production, if warranted;

•	Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition;

•	We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss;

•	We could incur substantial costs or disruptions to our business if we cannot obtain, renew or maintain the necessary authorizations and permits;

•	We are subject to significant governmental regulations, which affect our operations and costs of conducting our business;

•	Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations;

•	Legislation has been proposed that would significantly affect the mining industry;

•	Proposed expansion of the Duckwater Shoshone Tribe’s Reservation could impact our Gold Rock Site and Permitting;

•	Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business;

•	Our Budget/Work Plan Committee requires unanimous approval of all members to recommend the board of directors approve annual budgets and work plans, which may adversely affect the timing and approval of our annual budgets and work plans;

•	Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of noncompliance, which could have an adverse effect on our stock price;

•	Land reclamation requirements for our properties may be burdensome and expensive;

•	We face intense competition in the mining industry;

•	We will require additional capital to fund our business plan;

•	A shortage of equipment and supplies could adversely affect our ability to operate our business;

•	Joint ventures and other partnerships may expose us to risks;

•	Our directors and officers may have conflicts of interest as a result of their relationships with other companies;

•	It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors;

•	Our results of operations could be affected by currency fluctuations;

•	Title to our properties may be subject to other claims, which could affect our property rights and claims;

•	Our properties and operations may be subject to litigation or other claims;

•	The market for our Common Shares has been volatile in the past, and may be subject to fluctuations in the future;

•	Series A Preferred Shareholders have substantial governance rights;

•	Series A Preferred Shareholders have substantial rights and rank senior to the rights of the holders of our Common Shares;

•	Series A Preferred Shareholders have certain redemption rights where they may provide redemption notice beginning on December 13, 2017 requiring that we redeem the Series A Preferred Shares within 30 days;

•	We may be subject to unsolicited acquisition proposals that may distract our management’s attention, time and resources from the operations of our business;

•	We have never paid dividends on our Common Shares; and

•	We are subject to the continued listing criteria of the NYSE MKT and the TSX and our failure to satisfy these criteria may result in delisting of our Common Shares.

Additional Risks Related to the Company and this Offering

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

Price Volatility

Securities markets have a high level of price volatility, and the stock prices of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to our financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, our stock price at any given point in time may not accurately reflect our long term value.

Use of Proceeds

We currently intend to allocate the net proceeds received from this Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if management believes it would be in our best interests to do so. Furthermore, as at the date of hereof, we have no definitive plans for the expenditure of certain net proceeds of the Offering and there can be no assurance as to how such funds may be expended. Certain of the net proceeds of the Offering, including corporate general and administrative expenses and exploration/development expenses, are currently unallocated and as such may be expended at the discretion of management of the Company. In the event that the Over-Allotment Option is exercised, the additional proceeds will likely be allocated to corporate general and administrative expenses, however there are no definitive plans for the expenditure of these additional funds as of the date hereof. Accordingly, although such allocations are based on the current expectation of our management, there may be circumstances where, for business reasons, a reallocation of funds may be necessary, as may be determined at our discretion. Our shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

Need for Additional Financing

We may require additional financing in order to explore, develop and place our Pan Project and other mineral properties into production and for working capital. Pursuant to the rights granted to the Series A Preferred Shareholders, we require the consent of the Preferred Governance Majority, currently HCP-MID, LLC, in the event we offer Common Shares or Common Share equivalents at a price less than US$1.85 per Common Share. These restrictions adversely affect our ability to raise capital through the issuance of equity.

There can be no assurance that we will be able to obtain necessary financing in a timely manner or on terms acceptable to us or, in certain circumstances, the Series A Preferred Shareholders, if at all. We currently have no revenues from operations and are currently wholly reliant upon external financing to fund all of our capital requirements. We anticipate that we may require additional financing from external sources to meet such requirements. If additional financing is raised through the issuance of our equity or convertible debt securities, the interests of our shareholders in our net assets may be diluted. Any failure by us to obtain required financing on acceptable terms could have a material adverse effect on our financial condition, results of operations and liquidity.

Increased Control of Series A Preferred Shareholders

We have granted the Series A Preferred Shareholders the Consent Fee, payable in Common Shares, in connection with this Offering and granted them participation rights to participate in the Offering based on their pro rata equity ownership interest in Midway on an as converted basis. In addition, Series A Preferred Shareholders have corporate governance rights, liquidation preferences, dividend rights and other rights that adversely affect our ability to enter into corporate transactions, raise capital or other transactions without the consent of the Series A Preferred Shareholders or the governance majority of the Series A Preferred Shareholders or the Preferred Governance Majority.

Dilution

We will require additional funds in respect of the further exploration and development of our properties. If we raise funds by issuing additional equity securities, especially at prices lower than the price of the Offered Shares offered under this Prospectus Supplement, such financing will dilute the equity interests of our current shareholders, including purchasers who acquire Offered Shares pursuant to this prospectus supplement.

Risks Related to the Loan Facility

We cannot assure you that we will be able to enter into the Loan Facility or, if we do, draw down any amount thereunder.

We cannot assure you that we will be able to enter into the Loan Facility. We have received and executed the Commitment Letter with CBA with respect to a US$55 million senior secured credit facility to fund development at our Pan Project. The Loan Facility is subject to a number of conditions, including the entry into definitive agreements. We cannot assure you that we will be able to obtain the Loan Facility or do so on terms described herein.

If we do enter into the Loan Facility, our ability to borrow funds under the Loan Facility will be subject to additional conditions precedent, including, but not limited to, funding of any expected cost overruns on the Pan Project and the execution of the required hedge contracts. To the extent that we are not able to satisfy these and other ongoing requirements, we may not be able to draw down any amounts or the full amount under the Loan Facility.

Our development operations at our Pan Project require substantial capital expenditures. The amounts we may be able to draw down under the Loan Facility, if any, may be insufficient to fund all of the planned development operations at our Pan Project.

Our development operations at our Pan Project require substantial capital expenditures. We make and expect to continue to make substantial capital expenditures in our business for the development of our other projects. To the extent we execute definitive agreements with respect to the Loan Facility and meet all of the conditions precedent to draw down the full amount under the Loan Facility, the amounts available to us under the Loan Facility may by insufficient to fund all of the planned development operations at our Pan Project. In addition, if the definitive agreements with respect to the Loan Facility restrict our ability to obtain additional financing as needed, the inability to obtain additional financing could result in a curtailment of our operations, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, after payment of the Underwriters’ fee and deducting the expenses of the Offering (estimated to be US$300,000), will be US$23,450,409. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering will be approximately US$25,825,449 after deducting the Underwriters’ fee and the estimated expenses of the Offering.

The net proceeds of the Offering will be used to fund construction and working capital for the Pan Project, Gold Rock development and permitting and general corporate purposes.

It is expected that the majority of the net proceeds of the Offering (approximately US$22 million) will fund construction and working capital for the Pan Project. The remainder of the net proceeds of the Offering (estimated to be approximately US$1.5 million) will be used for Gold Rock development and permitting, and for general working capital purposes. Any amounts for general working capital remain unallocated at this time and will be expended at the discretion of our management. The net proceeds from the exercise of the Over-Allotment Option, if any, will likely be applied to general working capital. See “Risk Factors”.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those described in the “Risk Factors” section of the Prospectus.

Although our Company intends to use the net proceeds from the Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, the outcome of further studies and results obtained from the Company’s mineral exploration and other sound business reasons, make such use necessary or prudent. See “Risk Factors”.

For the fiscal year ended December 31, 2013, the Company had negative operating cash flow as the Company was an exploration stage company and now, since the beginning of this year, is a development stage company and thus has no operating revenue; consequently, it will continue to have negative operating cash flow for the foreseeable future. Accordingly, the proceeds of the Offering will be used to fund the proposed expenditures as set out above and together with existing cash resources will be utilized to fund ongoing exploration activities.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, all but not less than all of the 30,121,000 Offered Shares at a price of US$0.83 per Offered Share, payable in cash to the Company against delivery of such Offered Shares.

The Company has granted to the Underwriters the Over-Allotment Option exercisable in whole or in part, to purchase up to 3,012,100 Additional Shares at the Offering Price per Additional Share for a period of 30 days from and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters’ fee and net proceeds to the Company will be US$27,500,473, US$1,375,024 and US$26,125,449, provided that any Underwriters’ fee payable in respect of Additional Shares issued to the President’s List Investors shall be reduced to 2.5% of the gross proceeds with respect to the issuance of Additional Shares issued to the President’s List Investors. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued upon exercise of the Over-Allotment Option. Unless the context otherwise requires, all references to the Offering and the Offered Shares in this Prospectus Supplement assume the exercise of the Over-Allotment Option in full. Any purchaser who acquires securities forming part of the over-allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of the assessment of the state of the financial markets and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Offering is being made concurrently in the provinces of British Columbia, Alberta and Ontario pursuant to this Prospectus Supplement and the accompanying Prospectus and in the United States under a prospectus supplement to the base prospectus contained in the Company’s effective registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission on October 17, 2012. The Offered Shares will be offered in Canada through the Underwriters and in the United States by those Underwriters and members of the selling group, or their respective affiliates, that are U.S. registered broker-dealers. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Underwriters, as principals, conditionally offer the Offered Shares and any Additional Shares that may be issued on exercise of the Over-Allotment Option, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriting Agreement provides that the Underwriters’ obligation to purchase the Offered Shares depends on the satisfaction of the conditions contained in the Underwriting Agreement including: (1) the representations and warranties made by the Company to the Underwriters are true; (2) there is no material change in the Company’s business; and (3) and the Company deliver customary closing documents to the Underwriters.

The Offering Price for all investors in the Offering will be payable in United States dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Company by the Underwriters in United States dollars.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more certificates representing the Offered Shares will be issued in registered or electronic form to CDS or nominees thereof and deposited with CDS on the Closing Date, (and on the closing of the exercise of the Over-Allotment Option, if applicable), or such other date as may be agreed upon by the Company and the Underwriters, acting reasonably. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Offering Price of the Offered Shares was determined based on arm’s length negotiations between the Company and Underwriters with reference to the prevailing market price of the Common Shares.

Underwriters’ Fee and Expenses

The Company has agreed to pay a cash commission to the Underwriters in the amount equal to 5% (US$0.0415 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares in consideration for services rendered (including for certainty, on any proceeds received in respect of the exercise of the Over-Allotment Option). With respect to the President’s List Investors, we have agreed to pay a cash commission to the Underwriters in the amount of 2.5% (US$0.02075 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares to the President’s List Investors. See “Rights of Series A Preferred Shareholders in this Offering”. The aggregate commission payable to the Underwriters upon closing of the Offering will be US$1,250,022 (assuming no exercise of the Over-Allotment Option and assuming no sales to President’s List Investors).

The Underwriters propose to offer the Offered Shares initially at the Offering Price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares less than the gross proceeds paid by the Underwriters to the Company.

We have also agreed to reimburse the Underwriters for the reasonable fees and expenses incurred by them in connection with the Offering subject to certain limitations.

Indemnity and Contribution

We have agreed to indemnify the Underwriters, and certain related parties, against certain liabilities, relating to, caused by, resulting from, arising out of or based upon, directly or indirectly, the Underwriters’ activities in connection with the Offering; provided however that we shall not be required to indemnify any such person to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, damages or liabilities were caused by the fraud, gross negligence, wilful misconduct or bad faith of such persons.

Further Issue of Securities

We have also agreed with the Underwriters that during the period beginning on May 29, 2014 and ending 90 days after the Closing Date without the written agreement of the Underwriters, such agreement not to be unreasonably withheld, the Company, management and directors of the Company, Hale Capital Partners, LP (“HCP”) and its affiliates EREF MID, EREF MID II and INV MI, as applicable, will not (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares or such other securities, whether any such transaction at (i) or (ii) of this paragraph is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (iii) agree to do any of the foregoing, other than securities issued: (A) on exercise of any outstanding warrants, options, rights or other convertible securities, (B) as interest payment for the currently outstanding Series A Preferred Shares of the Company or the Common Shares to be issued to the Series A Preferred Shareholders as payment of the Consent Fee (C) through the Company’s existing share option plan and other existing compensation and incentive plans, or (D) as consideration for the acquisition of real property or assets from an arm’s length vendor.

Price Stabilization and Short Positions

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including: (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may over-allot or engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended.

If the Underwriters create a short position in the Common Shares in connection with the Offering, the Underwriters may reduce that short position by purchasing Common Shares in the open market. Purchases of

Common Shares to stabilize the price may cause the price of the Common Shares to be higher than it might be in the absence of such purchases.

Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stock Exchange Listing

The Common Shares are listed on the TSX and NYSE MKT. The Company has applied to list the Offered Shares on the TSX and NYSE MKT. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE MKT. See “Risk Factors”.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The Offering consists of 30,121,000 Offered Shares (in addition of up to 3,012,100 Additional Shares in the event the Over-Allotment Option is exercised in full).

Offered Shares

The Offered Shares will have all of the characteristics, rights and restrictions of our Common Shares. We are authorized to issue an unlimited number of Common Shares, without par value, of which 134,102,646 are issued and outstanding as at the date of this Prospectus Supplement. There are options outstanding to purchase up to 9,113,330 Common Shares at exercise prices ranging from $0.58 to $2.10 and US$0.80 to US$1.11 There are 37,837,838 Series A Preferred Shares issued and outstanding. Each Series A Preferred Share is convertible into one Common Share. There are 10,212,412 Common Shares held in reserve and issuable upon the payment of in-kind dividends on the Series A Preferred Shares. Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by our Board and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

RIGHTS OF SERIES A PREFERRED SHAREHOLDERS IN THIS OFFERING

Consent Fee

On December 13, 2012, we closed a private placement (which we refer to as “Series A Private Placement”) of our Series A Preferred Shares pursuant to which we offered and sold 37,837,838 Series A Preferred Shares at a price of US$1.85 per share for gross proceeds of US$70,000,000. In connection with the Series A Private Placement, we amended our Articles and Notice of Articles (which we refer to as “Articles”) to designate certain rights and privileges of the Series A Preferred Shares. Pursuant to Section 26.2(3)(f) of our Articles, we may not issue Common Shares in an equity financing for a per Common Share price of less than US$1.85 per Common Share.

On May 14, 2014, we obtained the consent of the Series A Preferred Shareholders with respect to the issuance of the Offered Shares in connection with this Offering. As consideration for obtaining the consent of the Series A Preferred Shareholders and to compensate the Series A Preferred Shareholders for the dilution that they will suffer as a result of this Offering, we agreed to issue 3,434,474 Fee Shares for an aggregate amount equal to the Consent Fee of approximately US$2,850,613 million, at a deemed price per Fee Share equal to the Offering Price (in the event that the Over-Allotment Option is exercised in its entirety, we will issue 3,816,143 Fee Shares in an aggregate amount equal to US$3,167,398).

The Fee Shares represent the number of Common Shares necessary to restore the Series A Preferred Shareholders’ ownership interest in our Company to the level it would have been had the Offering Price equaled US$1.85 per Common Share. The Fee Shares we will issue to the Series A Preferred Shareholders is calculated as follows:

F = Fee Shares

CO = Current Outstanding Series A Preferred Shares

PO = Post-Offering fully-diluted Common Shares outstanding

PX = Post-Offering fully-diluted Common Shares outstanding assuming a per Common Share offering price of US$1.85

F = CO * ((PO/PX) – 1))

The Fee Shares shall be issued on closing of this Offering pro rata to the Series A Preferred Shareholders based on their percentage holdings of Series A Preferred Shares. The Special Committee, after considering the advice of its financial and legal advisors, unanimously recommended to the Company’s board of directors the payment of the Consent Fee and the issuance of the Fee Shares. Messrs. Martin Hale and Nathaniel Klein were not members of the Special Committee.

Participation Right

In addition to the Consent Fee, we granted the Series A Preferred Shareholders customary participation rights to participate in this Offering on a pro rata basis based on their fully-diluted ownership percentage in Midway. As of the date of this Prospectus Supplement, we had 134,102,646 Common Shares and 37,837,838 Series A Preferred Shares issued and outstanding. The Series A Preferred Shareholders collectively held 37,837,838 shares of Series A Preferred Shares (convertible into 37,837,838 Common Shares) and 5,033,848 Common Shares or 24.93% of our Common Shares on an as-converted basis. Accordingly, the Series A Preferred Shareholders are entitled to purchase up to 7,510,378 Offered Shares under these participation rights or up to 8,261,416 Offered Shares, if the Over-Allotment Option is exercised in full. The Series A Preferred Shareholders who acquired Offered Shares pursuant to this participation right under the Offering are referred to herein as President’s List Investors.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Shares. Our current intention is to retain our earnings, if any, to finance the growth and development of our business and we do not expect to pay dividends or to make any other distributions in the near future. Our Board will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant. In connection with our obligations to the holders of our Series A Preferred Shares, we are required to pay a quarterly dividend to the holders of the Series A Preferred Shares. As of the date of this Prospectus Supplement, we have paid a total of $7,698,597 in dividends, payable in Common Shares and cash, to the holders of our Series A Preferred Shares.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since March 31, 2014.

As a result of the issuance of the Offered Shares which may be distributed under this Prospectus Supplement, the share capital of the Company will increase by US$23,450,409 (or US$25,825,449 in the event of the exercise in full of the Over-Allotment Option) after deducting the Underwriters’ fee and the estimated expenses of the Offering.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date of Grant/ Issuance	Price/Exercise Price per Security ($)		Number of Securities Issued
Common Shares:
7/2/2013	US$	1.02	1,166,930	(1)
10/1/2013	US$	0.96	1,260,144	(1)
12/20/2013		$0.56	37,500	(2)
1/2/2014	US$	0.81	1,485,728	(1)
1/3/2014		$0.56	200,000	(2)
1/3/2014		$0.56	150,000	(2)
1/6/2014		$0.56	200,000	(2)
2/7/2014		$1.15	30,000	(2)
4/1/2014	US$	1.05	1,121,046	(1)
Options to purchase Common Shares:
8/5/2013	US$	0.96	150,000
10/4/2013	US$	0.95	25,000
11/25/2013	US$	0.88	12,000
12/5/2013	US$	0.80	200,000
12/17/2013	US$	0.80	12,000
1/6/2014	US$	0.80	26,575
1/20/2014	US$	1.03	16,675
3/25/2014	US$	1.11	250,000
5/12/2014	US$	0.85	4,953
5/12/2014	US$	0.85	3,628
Warrants to purchase Common Shares:
N/A		N/A	N/A

(1)	Issued to the Series A Preferred Shareholders in connection with the quarterly dividend payments we are required to make to the Series A Preferred Shareholders.
(2)	Issued pursuant to a stock option exercise.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX and NYSE MKT under the symbol “MDW”. The following tables set forth the reported high, low and closing sale prices and the volume of trading of the Common Shares during the twelve months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)				NYSE MKT (prices in U.S. dollars)
2013	High	Low	Close	Volume	High	Low	Close	Volume
January	1.44	1.30	1.30	204,000	1.50	1.28	1.30	7,075,600
February	1.37	1.09	1.15	112,600	1.36	1.07	1.11	5,823,700
March	1.30	1.08	1.22	155,200	1.30	1.05	1.22	7,089,700
April	1.22	0.89	0.98	346,900	1.23	0.87	0.94	7,926,200
May	1.17	0.88	1.11	285,100	1.14	0.86	1.08	11,342,500
June	1.25	0.93	0.96	168,200	1.23	0.87	0.94	9,584,700
July	1.15	0.96	1.08	125,200	1.11	0.91	1.04	4,991,300
August	1.25	0.96	1.07	126,600	1.20	0.93	1.02	4,634,600
September	1.21	0.95	1.00	157,600	1.12	0.91	0.95	4,165,300
October	1.10	0.86	0.98	161,300	1.03	0.90	0.94	5,530,200
November	1.10	0.86	1.05	83,000	0.99	0.86	0.90	4,260,900
December	0.96	0.76	0.87	256,100	0.90	0.72	0.81	8,204,500

2014	High	Low	Close	Volume	High	Low	Close	Volume
January	1.40	0.87	1.15	441,000	1.27	0.80	1.04	9,329,200
February	1.60	1.13	1.28	299,100	1.44	1.02	1.20	14,992,900
March	1.45	1.11	1.15	624,600	1.32	0.99	1.05	13,454,000
April	1.20	0.90	0.95	316,600	1.11	0.81	0.91	9,200,900
May(1-29)	1.16	0.85	0.99	388,205	1.07	0.80	0.89	9,371,495

The closing price of the Common Shares on the TSX and NYSE MKT on May 29, 2014 was $0.99 and US$0.89, respectively.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Miller Thomson LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Denver, Colorado, with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in the Prospectus and this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein or therein may be obtained on written request without charge to the corporate office of Midway at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112, U.S.A., Attn: Chief Financial Officer, telephone (720) 979-0900, and are also available electronically at www.sedar.com.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

1.	our annual report on Form 10-K, for the year ended December 31, 2013, which report contains our audited consolidated financial statements and the notes thereto as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, together with the auditors’ report thereon, and the related management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2013, as filed on SEDAR on March 12, 2014;

2.	our quarterly report on Form 10-Q, for the quarter ended March 31, 2014, which report contains our unaudited consolidated financial statements as at March 31, 2014 and for each of the three-month periods ended March 31, 2014 and 2013 and the cumulative period from inception (May 14, 1996) to March 31, 2014, together with the notes thereto, and the related management’s discussion and analysis of financial conditions and results of operations for the three months ended March 31, 2014, as filed on SEDAR on May 7, 2014;

3.	our management information circular on Schedule 14A, dated April 16, 2014, as amended on May 14, 2014, in connection with our June 18, 2014 annual general and special meeting of shareholders, as filed on SEDAR on May 14, 2014

4.	a material change report dated May 21, 2014 announcing the appointment of a mining contractor for our Pan Project, as filed on SEDAR on May 21, 2014;

5.	a material change report dated May 23, 2014 announcing the execution of the Commitment Letter, as filed on SEDAR on May 23, 2014;

6.	a material change report dated May 29, 2014 announcing an updated mineral resource estimate for our Gold Rock gold project, as filed on SEDAR on May 29, 2014;

7.	the technical report entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for Gold Rock Project” dated May 27, 2014, as filed on SEDAR on May 29, 2014.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement, and until all of the Offering is complete, shall be deemed to be incorporated by reference into the Prospectus, as amended by this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates of Miller Thomson LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. The Company’s auditors, KPMG LLP, Chartered Accountants, have advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia. None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

None of Gustavson Associates, LLC, William J. Crowl, Donald E. Hulse, Terre A. Lane, Donald J. Baker, Jennifer J. Brown, Deepak Malhotra, Snowden Mining Industry Consultants and Global Resource Engineering, each being companies and persons who have prepared or certified the preparation of reports, statements or opinions in this Prospectus Supplement relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, companies and persons at the companies specified above who participated in the preparation of such reports, statements or opinions, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Miller Thomson LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), the Offered Shares would, if issued on the date hereof, be a “qualified investment” for the purposes of the Tax Act for a trust governed by a “registered retirement savings plan” (“RRSP”), “registered education savings plan”, “registered retirement income fund” (“RRIF”), “deferred profit sharing plan”, “registered disability savings plan” or “tax-free savings account” (a “TFSA”), as those terms are defined in the Tax Act.

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by an RRSP, RRIF or a TFSA, the annuitant under an RRSP or RRIF or the holder of a TFSA, as the case may be, will be subject to a penalty tax if the Offered Shares are a “prohibited investment” for the RRSP, RRIF or TFSA within the meaning of the Tax Act. The Offered Shares will generally not be a “prohibited investment” for a trust governed by an RRSP, RRIF or TFSA provided the holder of the TFSA, or annuitant of the RRSP or RRIF, as the case may be: (i) deals at arm’s length with the Company for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will generally not be a prohibited investment if the Offered Shares are “excluded property” as defined in the Tax Act for trusts governed by an RRSP, RRIF or TFSA. Prospective purchasers who intend to hold Offered Shares in a RRSP, RRIF or TFSA should consult their own tax advisors as to whether the Offered Shares would constitute a prohibited investment in their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: May 29, 2014

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

“Kenneth A. Brunk” Kenneth A. Brunk Chief Executive Officer	“Brad Blacketor” Brad Blacketor Chief Financial Officer

On behalf of the Board of Directors
“Frank S. Yu”	“Roger A. Newell”
Frank S. Yu Director	Roger A. Newell Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: May 29, 2014

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

RBC DOMINION SECURITIES INC.	HAYWOOD SECURITIES INC.
“Ryan Latinovich” Ryan Latinovich Director	“Kevin Campbell” Kevin Campbell Managing Director

CANACCORD GENUITY CORP.	CORMARK SECURITIES INC.
“Gunnar Eggertson” Gunnar Eggertson Managing Director	“Mathew Allas” Matthew Allas Director, Investment Banking

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